CLEARY GOTTLIEB STEEN & HAMILTON LLP

WASHINGTON, DC
PARIS
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ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
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FRANKFURT
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Writer's Direct Dial: (212) 225-2683
E-Mail: ashulga@cgsh.com

April 4, 2006

BY HAND

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: Information Announcements by OAO Mosenergo (File No. 82-4475) Pursuant to Rule 12g3-2(b)(1)(i) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

On behalf of our client, OAO Mosenergo (the "Company"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Exchange Act, we are submitting herewith one copy of disclosure materials related to the upcoming shareholders' meeting of the Company pursuant to subparagraph (b)(1)(i).

If you have any questions or require any further information, please do not hesitate to contact me at (212) 225-2683.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Sincerely,

Arina Shulga

Arina Shulga

Enclosure

[New York #1560120 v1]

Disclosure of data which may materially affect the value of the securities of the joint stock company

1. General Information	
1.1. Full corporate name of the issuer:	Open Joint Stock Company of Energy and Electrification "Mosenergo".
1.2. Short corporate name of the issuer:	OAO "Mosenergo"
1.3. Location of the issuer:	8 Raushskaya naberezhnaya, Moscow 115035.
1.4. Principal state registration number of the issuer:	1027700302420
1.5. Taxpayer Identification Number of the issuer:	7705035012
1.6. Unique code of the issuer assigned by the registration authority:	00085-A
1.7. Web page address used by the issuer for the disclosure of information:	www.mosenergo.ru
1.8. Name of the periodical (periodicals) used by the issuer for the publication of information:	"Izvestia" (Moscow edition), "Supplement to the Vestnik of the Federal Service for Financial Markets of Russia".

2. Content of the Notice

Information about the decision adopted by the board of directors of the joint stock company to convene the general shareholders' meeting.

Date of the meeting of the board of directors, which adopted the relevant decision: **March 27, 2006.**

Date for preparing and number of the minutes of the board of directors of the joint stock company, which adopted the relevant decision: **Minutes No. 20 of March 27, 2006.**

Content of the decision adopted by the board of directors of the joint stock company:

1. To convene the annual general meeting of the Company's shareholders in the form of a meeting (joint presence);

2. To determine the date for holding the annual general meeting of the Company's shareholders: May 26, 2006;

3. To determine the time for holding the annual general meeting of the Company's shareholders: 10:00 a.m. local time;

4. To determine the place for holding the annual general meeting of the Company's shareholders: town of Dzerzhinskiy, Moscow Region, 3 Lenin street;

5. To determine the time for the beginning of registration of persons participating in the annual general shareholders' meeting: 9:00 a.m.

3. Signature		
3.1. **First Deputy General Director for Financial and Economic Issues, Logistics and Sales** acting on the basis of the power of attorney No. 12-07/001-3 of July 04, 2005	_____________ (signature)	**A.A. Negomedzyanov**
3.2. Date: March 27 20 06	[Seal]	

/

Federal Service for Financial Markets

Moscow B-49, 117939, GSP-1,
9 Leninskiy prospect

Disclosure of a Material Fact
Information Concerning Record Dates of the Issuer's Register

1. General Information	
1.1. Full corporate name of the issuer (name for non-profit organization):	Open Joint Stock Company of Energy and Electrification "Mosenergo".
1.2. Short corporate name of the issuer:	OAO "Mosenergo"
1.3. Location of the issuer:	8 Raushskaya naberezhnaya, Moscow 115035.
1.4. Principal state registration number of the issuer:	1027700302420
1.5. Taxpayer Identification Number of the issuer:	7705035012
1.6. Unique code of the issuer assigned by the registration authority:	00085-A
1.7. Web page address used by the issuer for the disclosure of information:	www.mosenergo.ru
1.8. Name of the periodical (periodicals) used by the issuer for the publication of information:	"Izvestia" (Moscow edition), "Supplement to the Vestnik of the Federal Service for Financial Markets of Russia".

1.9. Code(s) of the material fact(s):	0800085A27032006

2. Content of the Notice
2.1. Type, category (class), series and other identifications of the registered securities: ***ordinary registered non-documentary shares (state registration number and date of state registration:***

1-01-00085-A of June 17, 2003).   2.2. Purpose for compiling the list of owners of registered securities: ***participation in the OAO "Mosenergo" annual general shareholders' meeting regarding the results of the operations of the Company in 2005.***   2.3. Date for compiling the list of owners of registered securities: ***April 11, 2006.***   2.4. Date for preparing and number of the minutes of the issuer's authorized governing body meeting which adopted the decision setting forth the date for compiling the list of owners of the issuer's registered securities: ***Minutes No. 20 of the meeting of the Board of Directors of OAO "Mosenergo" dated March 27, 2006.***

3. Signature		
3.1. **First Deputy General Director for Financial and Economic Issues, Logistics and Sales** acting on the basis of the power of attorney No. 12-07/001-3 of July 04, 2005	____________ (signature)	**A.A. Negomedzyanov**
3.2. Date: March 27 2006	[Seal]	